SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                       Atlas Air Worldwide Holdings, Inc.
             (Exact name of registrant as specified in its charter)

            Delaware                                       13-4146982
---------------------------------------     ------------------------------------
(State of incorporation or organization)    (I.R.S. Employer Identification No.)

        2000 Westchester Avenue
           Purchase, New York                                10477
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(Address of principal executive offices)                   (Zip Code)


Securities to be registered pursuant to Section 12(b) of the Act:

      Title of each class                  Name of each exchange on which
      to be so registered                  each class is to be registered
---------------------------------      ---------------------------------------
Preferred Stock Purchase Rights                New York Stock Exchange

     If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. /X/

     If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d) check the following box. / /

     Securities Act registration statement file number to which this form relates:

------------------------------------------
         (if applicable)

         Securities to be registered pursuant to Section 12(g) of the Act:
                                      None
--------------------------------------------------------------------------------
                                (Title of Class)


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Item 1.    Description of Securities to be Registered

                          SUMMARY OF RIGHTS TO PURCHASE

                             JUNIOR PREFERRED STOCK


     The Board of Directors of Atlas Air Worldwide Holdings, Inc. (the "Company") declared a dividend distribution effective June 18, 2001 of one Right for each outstanding share of Common Stock, par value $0.01 (the "Common Stock"), of the Company. The distribution is payable to holders of record on July 2, 2001 (the "Record Date"). Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series A Junior Participating Preferred Stock, $1.00 par value (the "Junior Preferred Stock"), at a price of $115.00 per one one-thousandth of a share (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and Computershare Trust Company, as Rights Agent (the "Rights Agent").

Distribution Date; Transfer of Rights

     Until the earlier to occur of (i) ten calendar days following the date (the "Shares Acquisition Date") of public announcement that a person or group of affiliated or associated persons, subject to certain exceptions (an "Acquiring Person") acquired, or obtained the right to acquire, beneficial ownership of Common Stock or other voting securities ("Voting Stock") that have 20% or more of the voting power of the outstanding shares of Voting Stock or (ii) ten calendar days (or such later date as may be determined by action of the Board of Directors prior to the time any person or group of affiliated persons becomes an Acquiring Person) following the commencement or announcement of an intention to make a tender offer or exchange offer the consummation of which would result in such person or group acquiring, or obtaining the right to acquire, beneficial ownership of Voting Stock having 20% or more of the voting power of the outstanding shares of Voting Stock (the earlier of such dates being called the "Distribution Date"), the Rights will be evidenced, with respect to any of the Company's Common Stock certificates outstanding as of the Record Date, by such Common Stock certificates. The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with the Company's Common Stock. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Stock certificates issued after the Record Date upon transfer or new issuance of the Company's Common Stock will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any of the Company's Common Stock certificates outstanding as of the Record Date or issued thereafter will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. As soon as practicable following the Distribution Date,


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                                      -3-


separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Company's Common Stock as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights. The Rights Agreement provides that, as defined therein, the term "Acquiring Person" shall not include Linda H. Chowdry (and certain related Persons) who currently beneficially own Voting Stock in excess of 45% of the voting power.

     The Rights are not exercisable until the Distribution Date. The Rights will expire at the close of business on July 2, 2011, unless earlier redeemed or exchanged by the Company as described below.

Exercise of Rights for Common Stock of the Company

     In the event that a Person becomes an Acquiring Person, each holder of a Right will thereafter have the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the Purchase Price of the Right. Notwithstanding any of the foregoing, following the occurrence of the event set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void.

Exchange of Rights

     At any time after the occurrence of the event set forth under the heading "Exercise of Rights for Common Stock of the Company" above, the Board of Directors may exchange the Rights (other than Rights owned by the Acquiring Person which shall have become void), in whole or in part, at an exchange ratio of one share of Common Stock (or a fraction of a share of Junior Preferred Stock having the same market value) per Right (subject to adjustment).

Redemption of Rights

     At any time prior to 5:00 P.M., New York City time, on the tenth calendar day following the Shares Acquisition Date, the Company may redeem the Rights in whole, but not in part, at a price of $.001 per Right (the "Redemption Price"). Immediately upon the action of the Board of Directors of the Company electing to redeem the Rights, the Company shall make announcement thereof, and upon such action, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.


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                                      -4-


Rights Holder Not a Stockholder

     Until a Right is exercised or exchanged, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

Terms of the Junior Preferred Stock

     The Junior Preferred Stock will rank junior to all other series of the Company's preferred stock with respect to payment of dividends and as to distributions of assets in liquidation. Each share of Junior Preferred Stock will have a quarterly dividend rate per share equal to the greater of $10.00 or 1,000 times the per share amount of any dividend (other than a dividend payable in shares of Common Stock or a subdivision of the Common Stock) declared from time to time on the Common Stock, subject to certain adjustments. The Junior Preferred Stock will not be redeemable. Generally, in the event of liquidation, the holders of each one one-thousandth of a share of the Junior Preferred Stock will receive a payment equivalent to that received by the holders of each share of Common Stock. Generally, each share of Junior Preferred Stock will vote together with the Common Stock and any other series of cumulative preferred stock entitled to vote in such manner and will be entitled to 1,000 votes, subject to certain adjustments. In the event of any merger, consolidation, combination or other transaction in which shares of Common Stock are exchanged for or changed into other stock or securities, cash and/or other property, each share of Junior Preferred Stock will be entitled to receive 1,000 times the aggregate amount of stock, securities, cash and/or other property, into which or for which each share of Common Stock is changed or exchanged, subject to certain adjustments. The foregoing dividend, voting and liquidation rights of the Junior Preferred Stock are protected against dilution in the event that additional shares of Common Stock are issued pursuant to a stock split or stock dividend or distribution. Because of the nature of the Junior Preferred Stock's dividend, voting, liquidation and other rights, the value of the one one-thousandth of a share of Junior Preferred Stock purchasable with each Right is intended to approximate the value of one share of Common Stock.

Amendments to Terms of the Rights


     Any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board in order to cure any ambiguity, defect or inconsistency, or to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person).

     A copy of the Rights Agreement has been filed with the Securities and Exchange Commission as an Exhibit to a Registration Statement on Form 8-A dated June 19, 2001. A copy of the Rights Agreement is available free of charge from the Company. This


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summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is hereby incorporated herein by reference.

Item 2. Exhibits

          1. Form of Rights Agreement, dated as of June 18, 2001, between Atlas Air Worldwide Holdings, Inc. and Computershare Trust Company, as Rights Agent

          2. Form of Certificate of Designation, Preferences and Rights of Series A Junior Participating Preferred Stock (incorporated by reference to Exhibit A to the Rights Agreement)

          3. Form of Right Certificate (incorporated by reference to Exhibit B to the Rights Agreement)



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                                    SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duty caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                            ATLAS AIR WORLDWIDE HOLDINGS, INC.


                            By:/s/ Richard H. Shuyler
                               -------------------------------------------------
                                 Name:   Richard H. Shuyler
                                 Title:  Chief Executive Officer
                                            and Treasurer




  Dated:  June 19, 2001




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                                  EXHIBIT INDEX

Number                  Description

1 Form of Rights Agreement, dated as of June 18, 2001, between Atlas Air Worldwide Holdings, Inc. and Computershare Trust Company, as Rights Agent

2 Form of Certificate of Designation, Preferences and Rights of Series A Junior Participating Preferred Stock (incorporated by reference to Exhibit A to the Rights Agreement)

3 Form of Right Certificate (incorporated by reference to Exhibit B to the Rights Agreement)